U. S. Securities and Exchange Commission
                             Washington, D.C. 20549



                                  Form 10-SB/A
                                Amendment No. 3


                                 CIK: 0000908821


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        BIO-AMERICAN CAPITAL CORPORATION
                 (Name of Small Business Issuer in its charter)



Nevada                                                         93-1118938
State or other jurisdiction of                            IRS Employer ID Number
Incorporation or organization


462 Stevens Avenue, Suite #308, Solana Beach, CA                          92075
(Address of principal executive offices)                              (Zip Code)

                                 (858) 793-5900
                           (Issuer's Telephone Number)

        Securities to be registered under Section 12(b) of the Act: None

           Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I


                                                                            Page

Item 1.        Business........................................................3

Item 2.        Management's Discussion and Analysis of Financial Condition and
               Results of Operations..........................................22

Item 3.        Properties.....................................................24

Item 4.        Security Ownership of Certain Beneficial Owners and Management.24

Item 5.        Directors and Executive Officers of the Registrant.............24

Item 6.        Executive Compensation.........................................28

Item 7.        Certain Relationships and Related Transactions.................29

Item 8.        Description of Securities......................................30

                                     PART II

Item 1.        Market for Registrant's Common Stock and Security
               Holder Matters.................................................32

Item 2.        Legal Proceedings..............................................32

Item 3.        Changes in and Disagreements with Accountants on   Accounting and
               Financial Disclosure...........................................32

Item 4.        Recent Sales of Unregistered Securities........................33

Item 5.        Indemnification of Directors and Officers......................34

                                    PART F/S


Signature Page................................................................35

Financial Statements and Supplementary Data..................................F-1

Index to Exhibits.............................................................37

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.
---------------------------------
General
-------

         Bio-American Capital Corporation (the "Company") was incorporated under the laws of the State of Nevada on May 5, 1992 to raise capital for a business venture. Minimal capital was raised and it engaged in no business and remained dormant until November 1998. On November 10, 1998 the Company's Board of Directors approved a Share Purchase Agreement that provided for: (i) one for twenty reverse split (with no stockholder being reduced to less than 100 shares) of the issued and outstanding shares of common stock; (ii) the purchase of 157,150 shares by Reliant Securities, Ltd., a British Virgin Islands Corporation, of the 290,250 issued and outstanding common stock (post reverse split) from the Company's principal shareholder; and (iii) appointment of new directors upon the closing of the proposed transaction. The transaction closed on November 25, 1998 and the Board of Directors appointed a new president. The new President had no prior relationship with Reliant Securities, Ltd., Universal Alliance, Inc., its affiliates or any other member of the Company's Board of Directors.

         The Company adopted a new business plan to act as a technology venture finance company to organize, capitalize, acquire and finance technology companies that were positioned to effectively integrate and enhance the delivery of products and services to consumers. The Company intended to take senior debt and equity positions in companies which it chose to finance and provide consulting services for capital structuring, and reorganization of small technology companies to assist in market share growth and the development of the capital structure to facilitate an eventual public offering. The Company also planned to consider acquisitions of operating technology companies for stock and debt. Reliant Securities, Ltd. introduced the Company to several non-affiliated investors who expressed interest in investing in the electronic communications and commerce industry. The Company initially planned to provide NCSS America, Inc. ("NCSS"), with bridge loan financing of $750,000 to meet its contractual obligations and working capital requirements. NCSS was a start-up company that had a license for certain propriety wireless communications technology.

         Reliant proposed that the Company provide $750,000 in bridge loan financing to NCSS America, Inc. ("NCSS"), a start-up company that had a license for certain propriety wireless communications technology. At the direction of Reliant, the Company's President prepared and issued an Offering Circular under Regulation D, Rule 504 of the Securities and Exchange Commission (the "Offering Circular"), to sell 3,000,000 shares at $ 0.33 per share. The Board of Directors ratified the distribution of the Offering Circular. Reliant also introduced the Company to several non-affiliated investors who expressed interest in investing in the Company. The Company's President worked with these and other investors. The Board of Directors accepted the Subscription Agreements received and authorized the issuance of 1,540,000 shares of common stock for $508,200.

         In May 2000, with limited operating capital, the Company was required to change its business plan from a technology venture finance company to a public shell. The Company had insufficient funds to repay the $82,406 of delinquent indebtedness. To reduce the Company's delinquent indebtedness and retain the services of the Company's President, the Board of Directors approved the issuance of 2,100,000 shares of common stock to the Company's President as the forgiveness of $42,000 of indebtedness. The stock was issued at $0.02 per share, the most recent price that the Company's stock had traded. Leonard Viejo, Company President, owns 2,100,000 of the 3,930,250 shares of common stock issued and outstanding. When these shares were issued, to the best of the Company's knowledge, no shareholder owned more than 10% of the issued and outstanding stock of the Company. Reliant Securities, Ltd. stock ownership in the Company is currently less than 4% and two of the three Directors appointed on November 25, 1998 have been replaced.

UNIVERSAL ALLIANCE, INC. ("UAI")

         In November 1998, NSCC was acquired by UAI. UAI, is a private holding company for NCSS, Remind America, Inc. Global Interlink Systems, Inc., and thankyoustores.com, Inc. UAI derived its revenue from fulfillment services and sales of custom-labeled gift products through the Remind America loyalty system. In September 1998, UAI executed a Preferred Alliance Agreement with Cendant Corporation (the "Agreement"). This Agreement stated UAI would be the recommended provider of specific services to its members and franchisees. In December 1998, UAI also issued a Confidential Offering Memorandum under Regulation D, Rule 506 to raise $10,000,000 (the "UAI Offering"). This Agreement and monies raised from the UAI Offering were to provide the planned capital funding for NCSS and repay any monies advanced to UAI by the Company. The Company's President had no role in raising funding for UAI.

         As a result of the acquisition of NCSS by UAI, the Board of Directors directed the Company's President to negotiate and draft a Share Exchange
Agreement with UAI and certain shareholders of UAI (the "UAI Controlling Shareholders"), and if approved, assist in the due diligence. In December 1998, the Board of Directors approved the Share Exchange Agreement that provided that the Company would acquire 81.5% (9,600,000 shares) of the outstanding capital stock of UAI.


         In addition, the Agreement with Cendant required that UAI pay $500,000 to the Cendant Corporation. In December 1998, the Company and UAI executed three unsecured notes payable totaling $450,060 (included in Exhibit 10.1) to pay the Cendant Corporation $400,000 and provide UAI with $50,060 additional working capital. The principal and interest of these notes were to be paid the earlier of one year from the date of issue or from the proceeds raised from the UAI Offering. These notes also grant the Company the option to purchase 90,000 shares of UAI common stock at a price of $5.00 per share. Once repaid, the Company would then consider other investment opportunities.


         UAI raised minimal cash under the UAI Offering and did not have sufficient funding to implement the Agreement with Cendant Corporation. In July 1999, the Company's Board of Directors directed the Company President to terminate the Share Exchange Agreement with UAI and the UAI Controlling Shareholders and entered into a Stock Option Agreement. The Board of Directors approved the Stock Option Agreement that provided the Company with the option, based upon achieving specific performance criteria, to acquire controlling interest in UAI. At the time of this transaction, to the best of the Company's knowledge, no shareholder owned more than 10% of the issued and outstanding stock of the Company. Effective March 31, 2000, the Stock Option Agreement expired and the Company and UAI have mutually abandoned the transaction.


         The notes payables between the Company and UAI matured in December 1999. No payments were received. The Company issued a formal demand for payment of all principal and interest and retained counsel to begin collection efforts. UAI stated it has insufficient funds to make any payments and offered to convert the indebtedness into equity. The notes payable provide UAI will pay all costs of collection and reasonable attorney's fees. Once the Company has sufficient working capital it will pursue its legal remedies. The Company has not executed its options to purchase UAI common stock.

PUBLIC SHELL

         With limited operating capital, the Company has become a "shell" company and its only current business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. Once this Report is effective, the Company will become a 12(g) registered company under the Securities Exchange Act of 1934. The Company can continue to offer to private acquisition targets the opportunity to become a public company and establish a public trading market for its securities. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

        At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company is filing Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934. As a "reporting company," the Company may be more attractive to a private acquisition target because it may be listed to trade its shares on the OTCBB.

        It is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds that are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

        The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or a stock exchange (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

        The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

         As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

        Depending upon the nature of the transaction, the current officers and directors of the Company may resign management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management." In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

        It is anticipated that business opportunities will come to the Company's attention from various sources, including its officer and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

        The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Nevada law to enter into such a transaction if:

1. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

2. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

3. The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities
-----------------------------------------------------

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

     It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

     It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

     The analysis of business opportunities will be undertaken by or under the supervision of the Company's President, who is not a professional business analyst. See "Management." Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors - The Company - Regulation of Penny Stocks."

4. Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

5. The extent to which the business opportunity can be advanced;

6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

    In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have total assets of at least $4,000,000 and total capital and surplus of at least $2,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

     No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

      The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

       Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial  statements,  or  if  they  are  not  available,  unaudited  financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

       As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

       It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - - Regulation of Penny Stocks."

        Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

        There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

Form of Acquisition
-------------------

        It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

        It is likely that the Company will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

        It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

         The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

        As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

        It  is  anticipated  that  the   investigation   of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

        In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the shares sold by management, and at a price which could not be achieved by individual shareholders at the time.

Investment Company Act and Other Regulation
-------------------------------------------

        The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

        Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

        The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

        Any securities which the Company might acquire in exchange for its common stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

        An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition
-----------

        The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will possibly experience competition from other public "blank check" companies, some of which may have more funds available than does the Company.

No Rights of Dissenting Shareholders
------------------------------------

     The Company does not intend to provide Company shareholders with complete disclosure documentation including audited financial statements, concerning a possible target company prior to acquisition, because Nevada Revised Statutes vest authority in the Board of Directors to decide and approve matters involving acquisitions within certain restrictions. Any transaction would be structured as an acquisition, not a merger, with the Registrant being the parent company and the acquiree being merged into a wholly owned subsidiary. Therefore, a shareholder will have no right of dissent under Nevada law for a merger under most circumstances.

No Target Candidates for Acquisition
------------------------------------

        None of the Company's officers, directors, promoters, affiliates, or associates have had any preliminary contact or discussion with any specific candidate for acquisition. There are no present plans, proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

Administrative Offices
----------------------

     The Company currently maintains a business address at 462 Stevens Avenue, Suite #308, Solana Beach, CA 92075 which is the office address of another employer of its President, Leonard Viejo. The Company's telephone number is
(858) 793-5900. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays $750 rent for the use of this facility.

Employees
---------


         The Company is a development stage company and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

         The duties of the president include: (i) managing the administrative duties of the Company; (ii) preparing an Offering Circular under Rule 504 of the Securities and Exchange Commission; (iii) raising funds under the Offering Circular; (iv) initiating public trading of the Company's common stock; (v) communicating with shareholders; (vi) identifying and analyzing investment opportunities; (vii) negotiating and structuring the proposed investments;
(viii) drafting acquisition agreements; (ix) preparing financial statements and completing a financial audit by an independent accountant; (x) filing Form 10-SB with the U.S. Securities and Exchange Commission; (xi) retaining outside professional services and (xii) all other required functions. Under a month-to-month oral agreement the Company's Board of Directors agreed that the Company would pay the President a management fee of $5,000 a month for services rendered with such payments deferred until sufficient cash is available. The
Company President is not related to Reliant Securities, Ltd., UAI, its affiliates or any other members of the Company's Board of Directors. The fee to be paid to the President was negotiated between the President and the Company's Board of Directors.

Risk Factors
------------

     1. CONFLICTS OF INTEREST WITH THE COMPANY AND ITS OFFICERS AND DIRECTORS. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

        It is anticipated that Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's officers may consider his own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

         2. NEED FOR ADDITIONAL FINANCING. The Company has very limited funds. To meet required current operating expenses the Company is currently totally dependent upon its principal shareholder to advance funds until the Company has acquired another entity that has sufficient resources to fund the Company's operations. Such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

     3. REGULATION OF PENNY STOCKS. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

       In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

        Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     4.LACK OF OPERATING HISTORY. The Company was formed in May 1992 and remained dormant until November 1998. Since November 1998 the Company: (i) raised $508,200 in a private placement; (ii) entered into a Share Exchange Agreement to acquire controlling interest of Universal Alliance, Inc. ("UAI");
(iii) provided $450,060 in unsecured bridge financing to UAI; (iv) terminated the Share Exchange Agreement with UAI and entered into a Stock Option Agreement to acquire controlling interest in UAI; (v) wrote-off the UAI Notes Receivable of $450,060 and accrued interest of $3,372; and (vi) the Stock Option Agreement expired and the Company and UAI have mutually abandoned the transaction effective March 31, 2000. The Company is not profitable, and the only revenue earned was the accrued interest in the notes receivable to UAI which was not collected. The Company has no successful operating history. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

     5. NO ASSURANCE OF SUCCESS OR PROFITABILITY. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's common stock will be increased thereby.

     6. POSSIBLE BUSINESS - NOT IDENTIFIED AND HIGHLY RISKY. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See
Item 1 "Description of Business."

     7. TYPE OF BUSINESS ACQUIRED. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

     8. IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.
Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

     9. LACK OF DIVERSIFICATION. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     10. RELIANCE UPON FINANCIAL STATEMENTS. The Company generally will require audited financial statements from companies that it proposes to acquire. Given cases where audited financials are not available, the Company will have to rely upon interim period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

         Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

         In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

     11. OTHER REGULATION. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

     12. DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT. The Company currently has only three individuals who are serving as its officers and directors on a part time basis. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

     13. LACK OF CONTINUITY IN MANAGEMENT. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with
Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

     14. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Nevada Revised Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

     15. DIRECTOR'S LIABILITY LIMITED. Nevada Revised Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     16. DEPENDENCE UPON OUTSIDE ADVISORS. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

     17. LEVERAGED TRANSACTIONS. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

     18. COMPETITION. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

     19. NO FORESEEABLE DIVIDENDS. The Company has not paid dividends on its common stock and does not anticipate paying such dividends in the foreseeable future.

     20. LOSS OF CONTROL BY PRESENT MANAGEMENT AND STOCKHOLDERS. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued common stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's major shareholders could sell control blocks of stock at a premium price to the acquired company's stockholders.

     21. LIMITED PUBLIC MARKET. There is a limited public market for the Company's common stock in the "Pink Sheets" (BIAN), and no assurance can be given that a viable market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     22. RULE 144 SALES. Shares of common stock held by present officers, directors, and some stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders holding common shares of the Company who have held their shares for two years and under Rule 144(K) are eligible to have freely tradable shares. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop. 1,830,250 shares outstanding become available for resale (subject to volume limitations for affiliates) under Rule 144, ninety (90) days after the Company registers its common stock under
Section 12(g) with the Securities and Exchange Commission, all of which will be subject to applicable volume restrictions under the Rule.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS OR PLAN OF OPERATIONS
-------------------------------------------------------------------------------

Liquidity and Capital Resources

         The Company remains in the development stage. Since November 1998, the Company has financed operations and financing through the issuance of an offering that raised $508,200. The Company has no liquidity or liquid assets at this time, which raises substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain operations. To meet required current operating expenses the Company is totally dependent upon its principal shareholder to advance funds until the Company has acquired another entity that has sufficient resources to fund the Company's operations. The Company's primary ongoing monthly costs include a $5,000 Management Fee (deferred until sufficient cash is available), $750 for an office and related expenses and professional fees associated with this filing. The payment for these expenses have been deferred until sufficient cash is available.

     The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

     During the period from March 1992 (inception) through October 1998, the Company has engaged in no significant operations other than organizational activities.

COMPARISON OF OPERATING RESULTS FOR THE YEAR 1999 AND 1998:
--------------------------------------------------------------------------------

     The Company had no revenues in 1999 and 1998. The Company established a provision for bad debt of $453,432 from Universal Alliance, Inc. ("UAI") and incurred $84,715 in expenses in 1999 as compared to $26,340 in expenses in 1998.

     In December 1998, the Company advanced $450,060 of unsecured bridge financing to UAI. Interest accrued at an annual rate of 12 percent. The principal and interest were to be paid the earlier of one-year from the date of issuance or from the proceeds raised from the UAI Confidential Offering Memorandum (the "UAI Offering"). The notes also grant the Company the option to purchase 90,000 shares of UAI common stock at a price of $5.00 per share. The funds were to be repaid from sales under the Preferred Alliance Agreement with Cendant Corporation and the UAI Offering. UAI raised minimal cash and did not have sufficient funding to implement the Agreement with Cendant Corporation. The notes matured in December 1999. No payments have been received from UAI. The Company issued a formal demand for payment of all principal and interest and has retained legal counsel to begin collection efforts. UAI stated it has insufficient funds to make any payments and offered to convert the indebtedness into equity. The notes payable provide that UAI will pay all costs of collection and reasonable attorney's fees. Once the Company has sufficient working capital it will pursue its legal remedies. The Company has not executed its option to purchase UAI common stock.

     The $84,715 of expenses in 1999 included $60,000 as a management fee to the President, $9,000 for an office and related expenses; $6,000 was paid to Standard Poor's for financial coverage, and $6,824 for the legal and accounting services related to the preparation of the Form 10-SB. The $26,340 of expenses in 1998 included $10,000 as a management fee to the President; $10,000 for the legal and other professional services incurred to execute the Share Exchange Agreement with UAI; $2,845 in costs of presentations; $1,800 for the preparation of audited financial statements and $1,500 for office expenses and related expenses. Expenses in 1998 were reduced by the $3,372 of then accrued interest on the Notes Receivable from UAI.

     The net operating loss in 1999 was ($538,147) as compared to ($22,968) in 1998 due to the write-off of loan balances due. The net loss per share each year was ($0.29) in 1999 and ($0.07) in 1998.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND MARCH 31, 1999:
--------------------------------------------------------------------------------

     The Company had no revenues in the quarter 2000 or 1999. In 2000 the Company incurred $17,775 in expenses compared to $24,281 in 1999. In 2000, $15,000 was incurred as a management fee to the President of the Company and $2,250 was paid for the office and related expenses. In 1999, $15,000 was incurred as a management fee to the President of the Company, $6,000 was paid to Standard Poor's for financial coverage and $2,250 was paid for the office and related expenses. Expenses in 1999 were reduced by the $13,502 of accrued interest on the Notes Receivable from UAI.

     The net operating loss in the first quarter in 2000 was ($17,775) as compared to ($10,779) in 1999. The net loss per share for the quarter each year was ($0.01) in 2000 and ($0.01) in 1999.

     For the current fiscal year, the Company anticipates incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing
-----------------------------

         The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. To meet required current operating expenses the Company is currently totally dependent upon its principal shareholder to advance funds until the Company has acquired another entity that has sufficient resources to fund the Company's operations. The Company is also dependent on the monthly cost for management fees, office expenses and the professional fees associated with this filing to be deferred until sufficient cash is available. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company is able to complete a business combination during this period, lack of its existing capital may be a sufficient impediment to prevent it from accomplishing the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination. And once a business combination is completed, the Company's needs for additional financing is likely to increase substantially.

        Irrespective of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

Year 2000 Issues
----------------

        Year 2000 problems result primarily from the inability of some computer software to properly store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company's operations, however, do not rely on information technology (IT) systems. Accordingly, the Company does not believe it will be material affected by Year 2000 problems.

        The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, oil field operators, and utilities. In light of the Company's substantially reduced operations, the Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more substantial than such problems affect other similarly situated companies or industry generally. Consequently, the Company does not currently intend to conduct a readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

ITEM 3.  DESCRIPTION OF PROPERTY.
--------------------------------

     The Company has no property. The Company currently maintains an office at 462 Stevens Avenue, Suite 308, Solana Beach, California 92075. The Company pays $ 750 per month for an office and all related expenses including receptionist, clerical and technical support, office supplies, telephone, computer, etc.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
------------------------------------------------------------------------

        The following table sets forth, as of the date of this Registration Statement, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                                    NUMBER OF
SHAREHOLDERS BENEFICIAL OWNERS                      SHARES            PERCENTAGE
--------------------------------------------------------------------------------
Leonard Viejo, President, Secretary & Director   2,100,000               53.4%
462 Stevens Avenue, Suite 308
Solana Beach, CA 92075

John T. Bigley, Director                                 0                 0%
9406 Ipswich Street
San Antonio, TX  78250

Steven H. Wilhelm, Director                              0                 0%
1620 Fifth Avenue, Suite 770
San Diego, CA  92101

All directors and executive                      2,100,000                53.4%
officers as a group (3 persons)

Each principal shareholder has sole investment power and sole voting power over the shares.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
----------------------------------------------------------------------

        The directors and executive officers currently serving the Company are as follows:

NAME                          POSITION HELD                   TENURE

Leonard Viejo                 President, Secretary             Annual
                              and Director

John T. Bigley                Director                         Annual

Steven H. Wilhelm             Director                         Annual

        The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

        The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, but less than 20 hours per month. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

     LEONARD VIEJO, Director and President as of November 25, 1998, age 51, is President of ASTRUM Utility Services, LLC ("ASTRUM") (1997-Present) and Vice President and Chief Financial Officer in the investment banking firm of Kinsell, Newcomb & De Dios, Inc. ("Kinsell") (1994-Present). ASTRUM is a start-up energy services company that will partner with municipalities to offer their communities competitive utility rates and improved service benefits. Mr. Viejo also leads the utility financing and acquisition practice for Kinsell. The firm has designed and marketed, as a lead and a participating underwriter, over $4 billion in financings. Prior to joining Kinsell, Mr. Viejo was a financial executive reporting to the Chairman/CEO and served on the executive council of Sempra Energy, an energy management company. Sempra Energy's revenues in 1999 were $5.4 billion. During his tenure in the industry, he has structured
innovative  and  cost  effective   financing   transactions;   and  successfully
negotiated strategic business alliances. Prior to joining the utility profession, Mr. Viejo earned his CPA and worked as a manager with Ernst & Young. He graduated with honors from the University of Pennsylvania, Wharton School of Finance and Commerce and Northwestern University, Kellogg Graduate School of Management.

     JOHN  T.  BIGLEY,  Director  as of May 15,  2000,  age  51,  is a  Business
Development Executive for Amherst Corporate Sales & Solutions ("Amherst") (1997-present). Amherst provides comprehensive, efficient, and reliable resources to acquire computer technology products, services and information for its clients. Amherst's revenues in 1999 were $210 million. Prior to joining Amherst, Mr. Bigley was Executive Vice President of Urban Systems Associates. ("Urban Systems") (1996-1997). Urban Systems was a start up company that successfully developed a software program that predicted the clinical outcomes of patient care for heart attach victims. Prior to joining Urban Systems he was the Vice President of National Sales for Achievement Resources International ("Achievement Resources") (1994-1996). Achievement Resources, a start-up venture, distributed personal interest and self-help videos. Prior to joining Achievement Resources Mr. Bigley was a principal in Strategic Sales & Marketing, a start-up manufactures representative firm that focused on placing consumer electronic and computer equipment to electronic superstore and mass merchant channels. Prior to joining Strategic Sales & Marketing, he was National Manager of Market Requirements for Epson America, Inc. the world's leading printer manufacturer with annual sales exceeding $1 billion. (1988-1993). Mr. Bigley graduated from Eastern New Mexico University where he majored in marketing.

     STEVEN H. WILHELM, Director as of May 15, 2000, age 50, has practiced law for 26 years. He established Steven H. Wilhelm, A Professional Corporation in 1979. The firm specializes in business litigation, business transactions, intellectual property, asset protection and international tax planning. The firm's annual billings are less than $1 million. Mr. Wilhelm is a member of the California and Kansas Bar Association. He received his Bachelor of Science Degree and Juris Doctorate Degree from the University of Kansas. Steven H. Wilhelm, APC provides legal services to the Company.

     Management will devote minimal time to the operations of the Company, 5 hours or less per week, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors were offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction would not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions. No member of management nor any principal shareholder, of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     The  Company  has   adopted  a  policy   that  its   affiliates,  principal
shareholders, and management shall not be issued further common shares of the Company, as finders fees or other compensation.

Previous "Blank Check" Offerings
--------------------------------

        Management of the Company has not been involved in any prior public "blank check" offerings. Management has no "blank check" offerings contemplated or in registration for any other company. Management may however, be involved with other companies in the future which seek mergers or acquisitions.

Indemnification of Officers and Directors
-----------------------------------------

        As permitted by Nevada Revised Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability
----------------------

     The Nevada Business Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Nevada Revised Statutes, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest
---------------------

     The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

     Conflicts of Interest - General. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company
transacts  business.   In addition, if the Company and other companies with
which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 1997.

        The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

ITEM 6.  EXECUTIVE COMPENSATION.
--------------------------------

                    SUMMARY COMPENSATION TABLE OF EXECUTIVES
                    ----------------------------------------
                              Annual Compensation              Awards

Name and           Year  Salary  Bonus   Other Annual   Restricted    Securities
Principal                ($)     ($)     Compensation   Stock         Underlying
Position                                ($)             Award(s)      Options/
                                                        ($)           SARs (#)
============== --------- ------------ --------- ------------------- ------------
Leonard Viejo,     1998   0      0       10,000          0                 0
President      --------- ------------ --------- ------------------- ------------
                   1999   0      0       60,000          0                 0
============== --------- ------------ --------- ------------------- ------------
Kurt Wright        1999   0      0       0               0                 0
Chairman        (resigned 1999)
============== --------- ------------ --------- ------------------- ------------
Roger C. Davey,    1998   0      0       0               0                 0
Secretary      --------- ------------ --------- ------------------- ------------
                   1999  0       0       0               0                 0
                (resigned 2000)
============== --------- ------------ --------- ------------------- ------------

                             Directors' Compensation
                             -----------------------

Name                  Annual     Meeting  Consulting    Number     Number of
                      Retainer   Fees     Fees/Other    of         Securities
                      Fee ($)    ($)      Fees ($)      Shares     Underlying
                                                        (#)        Options
                                                                   SARs(#)
--------------------------------------------------------------------------------
A. Director          0             0        0            0              0
   Leonard Viejo
B. Director
   John T. Bigley    0             0        0            0              0
C. Director
   Steven H. Wilhelm 0             0        0            0              0
D. Director
   Kurt Wright       0             0        0            0              0
   (resigned 1999)
E. Director
   Roger C. Davey    0             0        0            0              0
   (resigned 2000)

Option/SAR Grants Table (None)

Aggregated Option/SAR Exercises in Last Fiscal Year an FY-End Option/SAR value
(None)

        Long Term Incentive Plans - Awards in Last Fiscal Year (None)

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
-------------------------------------------------------

     Prior to the date of this Registration Statement, the Company issued to its founders, officers, and directors, and to other shareholders, a total of 40,000 shares of common stock for a total of $13,200. Certificates evidencing the common stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such common stock, see "Risk Factors - Rule 144 Sales."

         In March 1998, Jay Geier was issued 251,250 shares of common stock @ $.02 per share for cash. On November 25, 1998, Reliant Securities, Ltd., a British Virgin Island Corporation, purchased 157,150 shares from Mr. Geier and as of that date Mr. Geier resigned as President and Director of the Company.

         Leonard Viejo, President, was issued 2,100,000 shares of common stock @ $0.02 per share on May 16, 2000 as the forgiveness of $42,000 of indebtedness. Prior to May 16, 2000 the stock last traded for $0.02 per shares on April 4, 2000.

         No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

         The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party or affiliate for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

     The Company's current business address is at the office of the President of the Company. The Company has agreed to pay $750 per month for an office and all related expenses to a non-affiliate. It is likely that the Company will establish and maintain a different office after completion of a business combination.

     Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the common stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

     Repayment of the outstanding debts of the company will undoubtedly be a criteria which will be required to be satisfied by any target company. This of course will require cash to be provided for such repayment of debts. The cash would have to be provided either by the target company, or by a private placement to new investors concurrent with the target company transaction. The requirement of cash availability to pay old debt can be, and often is, a factor which discourages, impairs, or precludes the Company from either negotiations with a target company, or completion of a transaction with a target company.


ITEM 8.  DESCRIPTION OF SECURITIES.
-----------------------------------

Common Stock

     The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock $0.001 par value. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors. As of the date of this Registration Statement a total of 3,930,250 common shares are issued and outstanding.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of common stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of then existing stockholders may be diluted.


Shareholders
------------

        Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

        No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon.


Transfer Agent
--------------

       The Company's transfer agent is Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, Utah 84107 as its transfer agent.


Reports to Stockholders
-----------------------

        The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                    PART II
                                    -------

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

     The Company's shares of common stock began trading on the Over-the-Counter Bulletin Board on December 8, 1998 under the symbol "BIAN". In October 1999, due to the change in Rule 15c2-11, the Company was reduced to trading in the "Pink Sheets" because it did not have an effective Form 10SB. The prices set forth below represent closing prices for 1998, 1999 and first and second quarter 2000.

                                High                  Low
                                ----                  ---
        1998
        ----

Fourth Quarter                $6.00                    $5.25

        1999
        ----
First Quarter                 $5.50                    $1.00
Second Quarter                $4.25                    $0.75
Third Quarter                 $1.125                   $0.125
Fourth Quarter                $1.125                   $0.012

        2000
        ----

First Quarter                 $0.10                    $0.02
Second Quarter                $0.08                    $0.02

December 28, 1998 and December 31, 1999 were the last dates the stock was traded in 1998 and 1999, and the closing price was $6.00 and $0.02 respectively. The most recent trade in the Company's common stock was @ $0.04 on July 21, 2000. At December 31, 1998; December 31, 1999 and June 30, 2000 there were 62; 61, and 61 holders of records of the Company's stock, respectively. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS
--------------------------

        The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

        No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
-------------------------------------------------------

     Schvaneveldt and Company completed the audit of the balance sheets as of March 31, 1998, December 31, 1997, and 1996 and the related statements of operations, stockholders' equity and cash flows for the period ended March 31, 1998 and the years ended December 31, 1997, and 1998. The Independent Audit Report contained an opinion which included a paragraph discussing uncertainties related to continuation of the Company as a going concern. In connection with these prior audits, no disagreement exist with any former Accountant on any matter of accounting principles or practices, financial statements disclosure, or auditing scope of procedure, which disagreement if not resolved to the satisfaction of the former Accountant would have caused the Accountant to make reference in connection with his report to the subject matter of the disagreement(s).

     Due to the Share Purchase Agreement, that changed the principal shareholder of the Company, the Company's Board of Directors approved the change of Accountants. The prior Accountant was terminated on July 26, 1999, and an engagement letter was executed with Michael Johnson & Company on July 26, 1999.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
-------------------------------------------------

     In the prior three years the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

                                                                       CONSID-
                                                            AMOUNT OF  ERATION
NAME & ADDRESS                       PURCHASE DATE          SHARES     PER SHARE
---------------                      -------------          ------     ---------
Jay A. Geier                         March  1998            251,250        $0.02
5234 Michelson Drive, #23D                                                  cash
Irvine, CA  92612

Booker Finance Ltd.                  December 7, 1998       300,000        $0.33
Suite 26-00, Level 26, Menara IMC                                           cash
Jalan Sultan Ismail
50250, Kuala Lumpur

Britannia Securities Ltd.            December 7, 1998       300,000        $0.33
North Town Mills, Level 4                                                   cash
PO Box 370
Trinity Square
St. Peter Port
Guernsey GYI 3NY

Holder Row Ltd.                      December 9, 1998       300,000        $0.33
Level 9, 575 Bourke Street                                                  cash
Melbourne 3000
Victoria Austrailia

Normandy Investmentts, Inc.          December 11, 1998      300,000        $0.33
111 Bayside Drive, Suite 200                                                cash
Corona Del Mar, CA 92625

Salamander Group Investments, Ltd.   December 11, 1998      300,000        $0.33
North Town Mills, Level 4                                                   cash
PO Box 370
Trinity Square
St. Peter Port
Guernsey GYI

Leonard and Amber Viejo              January 29, 1999        30,000        $0.33
462 Stevens Ave., Suite 308                                                 cash
Solana Beach, CA 92075

Anthony D. Robinson                  February 2, 1999        10,000        $0.33
7 Airedale Avenue                                                           cash
Hawthorn East 3123
Victoria Australia

Leonard Viejo, President             May 16, 2000           2,100,000      $0.02
462 Stevens Ave., Suite #308                                               debt
Solana Beach, CA  92075                                              forgiveness
                                                                      of $42,000

     Each of the sales listed above was made for cash or services as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended and all sales except to Jay A. Geier and Leonard Viejo were made in reliance upon Rule 504 of Regulation D. The shares issued to Jay A. Geier and Leonard Viejo were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

     The Nevada Revised Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:
                                   -----------
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATED:  August 8, 2000



                                  BIO-AMERICAN CAPITAL CORPORATION
                                  --------------------------------


                                                   by:/s/Leonard Viejo
                                                   _____________________
                                                     Leonard Viejo
                                                     President/Secretary


                                                   Directors:

                                                   by:/s/Leonard Viejo
                                                   _____________________________
                                                      Leonard Viejo
                                                      Director


                                                     by:/s/John T. Bigley
                                                   _____________________________
                                                     John T. Bigley
                                                     Director


                                                   by:/s/Steven H. Wilhelm
                                                   _____________________________
                                                       Steven H. Wilhelm
                                                       Director

                        BIO-AMERICAN CAPITAL CORPORATION
                          (A Development Stage Company)



                          Index to Financial Statements


FINANCIAL STATEMENTS FOR THE PERIOD MAY 5, 1992 (INCEPTION) TO DECEMBER 31, 1999

Auditors Report                                                F-1

Balance Sheet                                                  F-2

Statement of Operations                                        F-3

Statement of Cash Flows                                        F-4

Statement of Stockholders'  Equity                             F-5

Notes to Financial Statements                                  F-6-F-10




INTERIM FINANCIAL STATEMENTS - MARCH 31, 2000 (UNAUDITED)


Cover Page                                                     F-11

Balance Sheet                                                  F-12

Statement of Operations                                        F-13

Statement of Cash Flows                                        F-14

Statement of Stockholders'  Equity                             F-15

Notes to Financial Statements                                  F-16

                        BIO-AMERICAN CAPITAL CORPORATION

                          (A Development Stage Company)

                              Financial Statements
           For the Period May 5, 1992 (Inception) to December 31, 1999

                           Michael Johnson & Co., LLC
                          Certified Public Accountants
                        9175 East Kenyon Ave., Suite 100
                             Denver, Colorado 80237

Michael B. Johnson C.P.A.                              Telephone: (303) 796-0099
Member: A.I.C.P.A.                                     Fax:(303) 796-0137
Colorado Society of C.P.A.s


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Bio-American Capital Corporation

We have audited the accompanying balance sheet of Bio-American Capital Corporation (a development stage company) as of December 31, 1999 and December 31, 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the period May 5, 1992 (inception) through December 31, 1999, and for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bio-American Capital Corp., as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the period May 5, 1992 (inception) through December 31, 1999, and for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 9 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Michael B. Johnson & Co., LLC
Denver, Colorado
April 28, 2000



                                                     BIO-AMERICAN CAPITAL CORP.
                                                    (A Development Stage Company)

                                                            BALANCE SHEET
                                                                                    December 31,         December 31,
                                                                                      1999                 1998
                                                                                 ----------------    -----------------
                                                                ASSETS:

                                                        Current Assets:
                                                                   Cash                     $589              $29,820
                                                    Interest Receivable                        0                3,372
                                                       Notes Receivable                        0              450,060
                                                                                 ----------------    -----------------

                                                           TOTAL ASSETS                     $589             $483,252
                                                                                 ================    =================


                            LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT):

                                                   Current Liabilities:
                                                       Accounts Payable                  $47,074              $22,377
                                                    Accrued Liabilities                    1,087                    0
                                                          Notes Payable                   16,500                    0
                                                                                 ----------------    -----------------
                                              Total Current Liabilities                   64,661               22,377
                                                                                 ----------------    -----------------

                                          Stockholders' Equity (Deficit):
                            Common Stock, par value $0.001; 100,000,000
                         shares authorized; 1,830,250 shares issued and
                       outstanding in 1999, and 1,830,250 shares issued
                                               and outstanding in 1998.                    1,830                1,830
                                             Additional Paid-in Capital                  503,183              503,183
                                          Stock Subscription Receivable                        0              (13,200)
                       Accumulated Deficit during the Development Stage                 (569,085)             (30,938)
                                                                                 ----------------    -----------------
                                    Total Stockholders' Equity (Deficit)                 (64,072)             460,875
                                                                                 ----------------    -----------------

                      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)                    $589             $483,252
                                                                                 ================    =================

                             The accompanying notes are an integral part of these financial statements.

                                                                 F-2

                                                     BIO-AMERICAN CAPITAL CORP.
                                                    (A Development Stage Company)

                                                       STATEMENT OF OPERATIONS



                                                                                                           For the Period
                                                                     For the               For the            May 5, 1992
                                                                  Year Ended            Year Ended         (Inception) to
                                                                December 31,          December 31,           December 31,
                                                                   1999                1998                  1999
                                                              ---------------   -------------------   --------------------

                                    REVENUE:                              $0                    $0                     $0


                                    EXPENSES:


                                   Provision for Bad Debt            453,432                     0                453,432
                                             Amortization                  0                     0                    500
                                    Professional Expenses             14,500                14,840                 34,813
                                          Management Fees             60,000                10,000                 70,000
                                                   Travel                128                     0                  2,125
                                          Office Expenses              9,000                 1,500                 10,500
                                                              ---------------   -------------------   --------------------
                                           TOTAL EXPENSES            537,060                26,340                571,370
                                                              ---------------   -------------------   --------------------

                                             OTHER INCOME                  0                 3,372                  3,372
                                            OTHER EXPENSE              1,087                     0                  1,087
                                                              ---------------   -------------------   --------------------

                                                 NET LOSS          $(538,147)             $(22,968)             $(569,085)
                                                              ===============   ===================   ====================

                                       NET LOSS PER SHARE             $(0.29)               $(0.07)
                                                              ===============   ===================

                      WEIGHTED AVERAGE SHARES OUTSTANDING          1,830,250               313,062
                                                              ===============   ===================


                             The accompanying notes are an integral part of these financial statements.
                                                                 F-3

                                                     BIO-AMERICAN CAPITAL CORP.
                                                    (A Development Stage Company)

                                                       STATEMENT OF CASH FLOWS

                                                                                                                      For the
                                                                                                                       Period
                                                                                For the           For the         May 5, 1992)
                                                                             Year Ended        Year Ended      (Inception) to
                                                                           December 31,      December 31,        December 31,
                                                                             1999               1998               1999
                                                                        ----------------   ---------------   -----------------

                        CASH FLOWS FROM OPERATING ACTIVITIES:

                                                     Net Loss                 $(538,147)         $(22,968)          $(569,085)
                Adjustments to reconcile net loss to net cash
                                used in operating activities;
                                                 Amortization                         0                 0                 500
                           Changes in assets and liabilities:
                                 Increase in Accounts Payable                    24,697            22,207              47,074
                              Increase in Accrued Liabilities                     1,087                 0               1,087
                   Decrease (Increase) in Interest Receivable                     3,372            (3,372)                  0
                      Decrease (Increase) in Notes Receivable                   450,060          (450,060)                  0
                                                                        ----------------   ---------------   -----------------
                        Net Cash Used in Operating Activities                   (58,931)         (454,193)           (520,424)
                                                                        ----------------   ---------------   -----------------

                        CASH FLOWS FROM INVESTING ACTIVITIES:

                                          Incorporation Costs                         0                 0                (500)
                                                                        ----------------   ---------------   -----------------
                        Net Cash Used in Investing Activities                         0                 0                (500)
                                                                        ----------------   ---------------   -----------------

                        CASH FLOWS FROM FINANCING ACTIVITIES:

                           Proceeds from Sale of Common Stock                    13,200           484,013             505,013
                                  Proceeds from Notes Payable                    16,500                 0              16,500
                                                                        ----------------   ---------------   -----------------
                    Net Cash Provided by Financing Activities                    29,700           484,013             521,513
                                                                        ----------------   ---------------   -----------------

                                  (Decrease) Increase in Cash                   (29,231)           29,820                 589

                                   CASH - BEGINNING OF PERIOD                    29,820                 0                   0
                                                                        ----------------   ---------------   -----------------

                                         CASH - END OF PERIOD                      $589           $29,820                $589
                                                                        ================   ===============   =================

            Supplemental Disclosures of Cash Flow Information
                                Cash paid during the year for:

                                                     Interest                    $1,087                $0              $1,087
                                                                        ----------------   ---------------   -----------------
                                                 Income taxes                        $0                $0                  $0
                                                                        ----------------   ---------------   -----------------

                             The accompanying notes are an integral part of these financial statements.
                                                                 F-4

                                                     BIO-AMERICAN CAPITAL CORP.
                                                    (A Development Stage Company)

                                            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                       Deficit
                                                                                                    Accumulated
                                         Common Stocks           Additional        Stock            During the
                                  ----------------------------      Paid-In     Subscription        Development
                                      Shares        Amount          Capital      Receivable             Stage             Total
                                  -------------- ------------- ----------------  -------------- ----------------- ----------------
Balance - May 5, 1992 (Inception)              0            $0               $0              $0                $0                $0

                                  -------------- ------------- ----------------  -------------  ----------------- -----------------

     Balance - December 31, 1992               0             0                0               0                 0                 0
                                  -------------- ------------- ----------------  -------------- ----------------- -----------------
   Issuance to Founders for Cash          39,000            39            7,761                                 0             7,800
                        Net Loss               0             0                0                            (1,285)           (1,285)
                                  -------------- ------------- ---------------- --------------- ----------------- -----------------
     Balance - December 31, 1993          39,000            39            7,761               0            (1,285)            6,515
                                  -------------- ------------- ----------------  -------------- ----------------- -----------------

                        Net Loss               0             0                0                            (2,732)           (2,732)
                                  -------------- ------------- ----------------                 ----------------- -----------------
     Balance - December 31, 1994          39,000            39            7,761               0            (4,017)            3,783
                                  -------------- ------------- ----------------  -------------- ----------------- -----------------

                        Net Loss               0             0                0                            (3,583)           (3,583)
                                  -------------- ------------- ----------------                 ----------------- -----------------
     Balance - December 31, 1995          39,000            39            7,761               0            (7,600)              200
                                  -------------- ------------- ----------------  -------------- ----------------- -----------------

                        Net Loss               0             0                0                              (185)             (185)
                                  -------------- ------------- ----------------                 ----------------- -----------------
     Balance - December 31, 1996          39,000            39            7,761               0            (7,785)               15
                                  -------------- ------------- ----------------  -------------- ----------------- -----------------

                        Net Loss               0             0                0                              (185)             (185)
                                  -------------- ------------- ----------------                 ----------------- -----------------
     Balance - December 31, 1997          39,000            39            7,761               0            (7,970)             (170)
                                  -------------- ------------- ----------------  -------------- ----------------- -----------------


Issuance of Stock for cash
               - March 30, 1998          251,250           251            4,749               0                 0             5,000
Issuance of Stock for cash
             - December 11, 1998       1,500,000         1,500          477,513               0                 0           479,013
Issuance of Stock for subscription
 agreement -   December 31, 1998          40,000            40           13,160         (13,200)                0                 0
                        Net Loss               0             0                0               0           (22,968)          (22,968)
                                  -------------- ------------- ----------------  --------------  ----------------- -----------------
     Balance - December 31, 1998       1,830,250         1,830          503,183         (13,200)          (30,938)          460,875
                                  -------------- ------------- ----------------  -------------- ----------------- -----------------

Cash payment for subscription agreement
     - January and February 1999               0             0                0          13,200                 0            13,200
                        Net Loss               0             0                0               0          (538,147)         (538,147)
                                  -------------- ------------- ----------------  -------------- ----------------- -----------------
     Balance - December 31, 1999       1,830,250        $1,830         $503,183              $0         $(569,085)         $(64,072)
                                  ============== ============= ================  ============== ================= =================


                             The accompanying notes are an integral part of these financial statements.
                                                                 F-5

                           BIO-AMERICAN CAPITAL CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         ORGANIZATION:

         Bio-American Capital Corporation (a Development Stage Company) was incorporated in May 1992 in the state of Nevada to raise capital for a business venture. The Company now acts as a merchant bank to organize, capitalize, acquire and finance technology companies in the electronic communications and commerce industry.

         The Company fiscal year end is December 31.

         BASIS OF PRESENTATION - DEVELOPMENT STAGE COMPANY

         The Company has not earned significant revenue from planned principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

         BASIS OF ACCOUNTING:

         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         CASH AND CASH EQUIVALENTS:

         The Company considers all highly-liquid debt instruments, purchased with an original maturity of three months, to be cash equivalents.

         REVENUE RECOGNITION:


         The Company will sell merchant banking services and intends to take senior debt and equity positions in companies which it chooses to finance and will provide consulting services for capital structuring, and reorganization of small technology companies to assist in market share growth and the development of the capital structure to facilitate an eventual public offering. Revenue will consist of fees for services and an interest earned on monies advanced and the gain from the sale of equity positions. Fees for services will be recognized as completed and billed to clients.

                           BIO-AMERICAN CAPITAL CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999


         USE OF ESTIMATES:

         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         NET LOSS PER SHARE:

         Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, EARNINGS PER SHARE. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

         INCOME TAXES:

         The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this approach, deferred income taxes are determined based upon differences between the financial statement and tax bases of the Company's assets and liabilities and operating loss carryforwards using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount of cash, notes receivable, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments. The carrying amount of the notes payable are reasonable estimates of fair value as the loans bear interest based on market rates currently available for debt with similar terms.

NOTE 2 - STOCK SUBSCRIPTION:

         During November 1998 the Company accepted the Subscription Agreements to purchase 3,000,000 shares of common stock for $990,000 pursuant to an exempt Offering Circular under Regulation D, Rule 504 of the Securities and Exchange Commission. The Company received $495,000 to purchase 1,500,000 shares in December 1998, $9,900 to purchase 30,000 shares in January 1999, and $3,300 to purchase 10,000 shares in February 1999. Total monies received were $508,200, less offering costs of $15,987, for 1,540,000 shares. Funds for the remaining 1,460,000 shares were not received and the remaining subscription agreements were cancelled.

                           BIO-AMERICAN CAPITAL CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999

NOTE 3 - NOTES PAYABLE

         Following is a summary of notes payable at December 31, 1999

                                                               AMOUNT
         Note Payable to shareholder, 12%, unsecured,
          matures on March 31, 2000                            $ 8,250
         Note Payable to shareholder, 12%, unsecured,
          MATURES ON MARCH 31, 2000                              8,250
                                                             ---------
                                            TOTAL              $16,500
                                                               =======

         The president of the Company provided services and advanced cash to the Company for operations. Certain of these transactions resulted in notes being issued to the president, which were still outstanding at December 31, 1999.

NOTE 4 -BAD DEBTS

         NOTES RECEIVABLE

         In December 1998, the Company provided $450,060 of unsecured bridge notes to finance Universal Alliance, Inc. ("UAI"). The principal and interest of these notes were to be paid the earlier of one year from the date of issue or from the proceeds raised from the UAI Confidential Offering Memorandum that was issued in December 1998. These notes also grant the Company the option to purchase 90,000 shares of UAI common stock at a price of $5.00 per share.

         Following is a summary of notes receivable at December 31, 1998

                                                                        AMOUNT
 12% Note Receivable from Universal Alliance, Inc. dated 12/4/98,
 matures on 12/4/99, unsecured                                         $ 250,030
 12% Note Receivable from Universal Alliance, Inc. dated 12/12/98,
 matures on 12/12/99, unsecured                                           50.000
 12% Note Receivable from Universal Alliance, Inc. dated 12/17/98,
 MATURES ON 12/17/99, UNSECURED                                          150,030
                                                                      ----------
                           TOTAL                                       $ 450,060
                                                                       =========

         Effective December 31, 1999, the Company wrote-off the principal sum of $450,060 and accrued interest of $3,372. No payments have been received from UAI. The Company has issued a formal demand for payment of all principal and interest and retained counsel to begin collection efforts. The Promissory Notes provide UAI will pay all costs of collection and reasonable attorney's fees. The Company did not execute its options to purchase the UAI common stock.

NOTE 5 -COMMITMENT AND CONTINGENCIES:

         MANAGEMENT FEE AND RENTAL LEASE

         Under a month-to-month agreement the Company has agreed to pay the president of the Company a management fee of $5,000 a month for services rendered. The Company also pays $750 a month for an office suite and all related expenses including receptionist, clerical and technical support, office supplies, postage, telephone and computer equipment under a month-to-month agreement.

                           BIO-AMERICAN CAPITAL CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999

NOTE 6 - RELATED PARTY TRANSACTIONS

         The officers and directors of this company are also officers and directors of other companies.

NOTE 7 - CAPITAL STOCK TRANSACTIONS

         During November 1998 the Company raised $508,200 from an exempt Offering Circular under Regulation D, Rule 504 of the Securities and Exchange Commission.

         REVERSE STOCK SPLIT:

         On November 10, 1998, the Company's Articles of Incorporation were amended to reduce the number of shares issued and outstanding on a basis of one new share for each twenty of such issued and outstanding, provided that no stockholder shall be reduced thereby to less than 100 shares. The reverse stock split was effective on November 25, 1998. All per share disclosures have been restated to reflect the reverse split.

NOTE 8 - INCOME TAXES

         There has been no provision for U.S. federal, state, or foreign income taxes for any period because the Company has incurred losses in all periods and for all jurisdictions.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets are as follows:

         Deferred tax assets

            Net operating loss carryforwards                   $569,085
            VALUATION ALLOWANCE FOR DEFERRED TAX ASSETS        (569,085)
                                                               --------
         NET DEFERRED TAX ASSETS                               $      -
                                                               ========

         Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. As of December 31, 1999, the Company had net operating loss carryforwards of approximately $569,085 for federal income tax purposes. These carryforwards, if not utilized to offset taxable income begin to expire in 2113. Utilization of the net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.

                           BIO-AMERICAN CAPITAL CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                December 31, 1999

NOTE 9 -GOING CONCERN:

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company operations are in the development stage and the Company has experienced significant losses from limited operations. As shown in the financial statements, the Company incurred a net loss of $538,147 in 1999.

         The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed objectives and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations which raises substantial doubt about the Company's ability to continue as a going concern.

                        BIO-AMERICAN CAPITAL CORPORATION
                          (A Development Stage Company)

                     UNAUDITED INTERIM FINANCIAL STATEMENTS
                For the Period March 31, 2000 and March 31, 1999


                                                  BIO-AMERICAN CAPITAL CORPORATION
                                                            BALANCE SHEET
                                                             (Unaudited)
                                                                          March 31,        December 31,
                                                                           2000                1999
                                                                    ----------------    ----------------
                                                                         (Unaudited)
                                                   ASSETS:

                                           Current Assets:
                                                      Cash                     $559                $589
                                       Interest Receivable                        0                   0
                                          Notes Receivable                        0                   0
                                                                    ----------------    ----------------

                                              TOTAL ASSETS                     $559                $589
                                                                    ================    ================


               LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT):

                                      Current Liabilities:
                                          Accounts Payable                  $64,324             $47,074
                                       Accrued Liabilities                    1,582               1,087
                                             Notes Payable                   16,500              16,500
                                                                    ----------------    ----------------
                                 Total Current Liabilities                   82,406              64,661
                                                                    ----------------    ----------------

                             Stockholders' Equity (Deficit):
               Common Stock, par value $0.001; 100,000,000
            shares authorized; 1,830,250 shares issued and
          outstanding in 1999, and 1,830,250 shares issued
                                  and outstanding in 1998.                    1,830               1,830
                                Additional Paid-in Capital                  503,183             503,183
          Accumulated Deficit during the Development Stage                 (586,860)           (569,085)
                                                                    ----------------    ----------------
                       Total Stockholders' Equity (Deficit)                 (81,847)            (64,072)
                                                                    ----------------    ----------------

         TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)                    $559                $589
                                                                    ================    ================

                                                                F-12

                                                  BIO-AMERICAN CAPITAL CORPORATION
                                                       STATEMENT OF OPERATIONS
                                                             (Unaudited)


                                                                 For the               For the         For the Period
                                                            Three Months          Three Months           May 5, 1992
                                                                   Ended                 Ended         (Inception) to
                                                               March 31,             March 31,             March 31,
                                                                   2000                  1999                  2000
                                                         ----------------    ------------------    ------------------
                                                              (Unaudited)           (Unaudited)           (Unaudited)

                                              REVENUE:                $0                    $0                    $0


                                             EXPENSES:

                                Provision for Bad Debt                 0                     0               453,432
                                          Amortization                 0                     0                   500
                                 Professional Expenses                 0                 6,993                34,813
                                       Management Fees            15,000                15,000                85,000
                                                Travel                30                    38                 2,155
                                       Office Expenses             2,250                 2,250                12,750
                                                        ----------------    ------------------    ------------------
                                        TOTAL EXPENSES            17,280                24,281               588,650
                                                        ----------------    ------------------    ------------------

                                          OTHER INCOME                 0                13,502                 3,372
                                         OTHER EXPENSE               495                     0                 1,582
                                                        ----------------    ------------------    ------------------

                                              NET LOSS          $(17,775)             $(10,779)            $(586,860)
                                                         ================    ==================    ==================

                                    NET LOSS PER SHARE            $(0.01)               $(0.01)
                                                         ================    ==================

                   WEIGHTED AVERAGE SHARES OUTSTANDING         1,830,250             1,830,250
                                                         ================    ==================


                                                                F-13

                                                  BIO-AMERICAN CAPITAL CORPORATION
                                                       STATEMENT OF CASH FLOWS
                                                             (Unaudited)
                                                                                                                         For the
                                                                          For the                For the                Period
                                                                      Three Months          Three Months              May 5, 1992
                                                                             Ended                 Ended            (Inception) to
                                                                          March 31,             March 31,              March 31,
                                                                      2000                          1999                 2000
                                                                --------------------        ---------------        -----------------
                                                                         (Unaudited)            (Unaudited)             (Unaudited)

                        CASH FLOWS FROM OPERATING ACTIVITIES:

                                                     Net Loss              $(17,775)              $(10,779)               $(586,860)
                Adjustments to reconcile net loss to net cash
                                used in operating activities;
                                                 Amortization                     0                      0                      500
                           Changes in assets and liabilities:
                   Increase (Decrease) in Accounts Payable                   17,250                (11,323)                  64,324
                              Increase in Accrued Liabilities                   495                      0                    1,582
                              Increase in Interest Receivable                     0                (13,502)                       0
                                                                -------------------      ------------------        -----------------
                        Net Cash Used in Operating Activities                   (30)               (35,604)                (520,454)
                                                                --------------------     ------------------        -----------------

                        CASH FLOWS FROM INVESTING ACTIVITIES:

                                          Incorporation Costs                     0                      0                     (500)
                                                                --------------------     ------------------        -----------------
                        Net Cash Used in Investing Activities                     0                      0                     (500)
                                                                --------------------     ------------------        -----------------

                        CASH FLOWS FROM FINANCING ACTIVITIES:

                           Proceeds from Sale of Common Stock                     0                 13,200                  505,013
                                  Proceeds from Notes Payable                     0                      0                   16,500
                                                                --------------------     ------------------        -----------------
                    Net Cash Provided by Financing Activities                     0                 13,200                  521,513
                                                                --------------------     ------------------        -----------------

                           (Decrease) Increase in Cash                          (30)               (22,404)                     559

                                   CASH - BEGINNING OF PERIOD                   589                 29,820                        0
                                                               --------------------      -----------------         -----------------

                                         CASH - END OF PERIOD                  $559                 $7,416                     $559
                                                               ====================      =================         =================

            Supplemental Disclosures  of Cash Flow
               Information  Cash paid  during the year for:

                                                Interest                       $495                     $0                   $1,087
                                                                --------------------    -------------------        -----------------
                                                Income taxes                     $0                     $0                       $0
                                                                --------------------    -------------------        -----------------

                                                                F-14


                                                  BIO-AMERICAN CAPITAL CORPORATION
                                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                                             (Unaudited)
                                                                                                              Deficit
                                                                                                           Accumulated
                                                                          Additional          Stock         During the
                                            Common Stocks                    Paid-In     Subscription       Development
                                           Shares        Amount              Capital      Receivable           Stage         Total
                                    -------------   -----------      ---------------    -----------     --------------    ----------

  Balance - May 5, 1992 (Inception)          0            $0                   $0             $0                 $0              $0

                                    -------------   -----------      --------------    -----------     -------------     -----------

  Balance - December 31, 1992                0             0                    0              0                  0               0
                                    -------------   -----------      ---------------   -----------     -------------    ------------

Issuance to Founders for Cash           39,000            39                7,761                                 0           7,800
                     Net Loss                0             0                    0                            (1,285)         (1,285)
                                    -------------   -----------      ---------------   -----------     -------------    ------------

  Balance - December 31, 1993           39,000            39                7,761              0             (1,285)          6,515
                                    -------------   -----------      ---------------    -----------    -------------    ------------

                     Net Loss                0             0                    0                            (2,732)         (2,732)
                                    -------------   -----------      ---------------    -----------    -------------    ------------

  Balance - December 31, 1994           39,000            39                7,761             0              (4,017)          3,783
                                    -------------   -----------      ---------------    -----------    -------------    ------------

                     Net Loss                0             0                    0                            (3,583)         (3,583)
                                    -------------   -----------      ---------------    -----------    -------------    ------------

  Balance - December 31, 1995           39,000            39                 7,761             0             (7,600)            200
                                    -------------   -----------      ---------------    -----------    -------------    ------------

                     Net Loss                0             0                     0                             (185)           (185)
                                    -------------   -----------      ---------------    -----------    -------------    ------------

  Balance - December 31, 1996           39,000            39                 7,761             0             (7,785)             15
                                    --------------  -----------      ---------------    -----------    -------------    ------------

                     Net Loss                0             0                     0                             (185)           (185)
                                    --------------  ------------      --------------    -----------    ------------     ------------

  Balance - December 31, 1997           39,000            39                 7,761             0             (7,970)           (170)
                                    --------------  ------------      --------------    -----------    ------------     ------------

Issuance of Stock for cash  -
 March 30, 1998                        251,250           251                 4,749             0                  0           5,000

Issuance of Stock for cash -
 December 11, 1998                   1,500,000         1,500               477,513             0                  0         479,013

Issuance of stock for
subscription agreement -
   December 31, 1998                    40,000            40                13,160       (13,200)                 0               0
                     Net Loss                0             0                     0             0            (22,968)        (22,968)
                                    --------------  ------------      --------------   -----------     ------------     ------------

  Balance - December 31, 1998        1,830,250         1,830               503,183       (13,200)           (30,938)        460,875
                                    --------------  ------------      --------------   ------------    ------------     ------------

Cash payment for subscription agreement
  - January and February 1999                0             0                     0        13,200                  0          13,200
                     Net Loss                0             0                     0             0           (538,147)       (538,147)
                                    --------------  ------------      --------------    -----------    ------------     ------------
  Balance - December 31, 1999        1,830,250         1,830               503,183             0           (569,085)        (64,072)

                     Net Loss                0             0                     0             0            (17,775)        (17,775)
     Balance - March 31, 2000        1,830,250        $1,830              $503,183            $0          $(586,860)       $(81,847)
                                    ==============  ============      ==============    ===========    ============     ============


                                                                F-15

                           BIO-AMERICAN CAPITAL CORP.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                 March 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         ORGANIZATION:

         Bio-American Capital Corporation (a Development Stage Company) was incorporated in May 1992 in the state of Nevada to raise capital for a business venture. The Company now acts as a merchant bank to organize, capitalize, acquire and finance technology companies in the electronic communications and commerce industry.

         The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB and do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all material adjustments, consisting of only normal recurring adjustments considered necessary for a fair presentation, have been included. These statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-SB.

         The results of operations for the three months ended March 31, 2000, are not necessarily indicative of the results for the reminder of the fiscal year ending December 31, 2000.

         NET LOSS PER SHARE:

         Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period; less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.


NOTE 2 - SUBSEQUENT EVENTS:

         As of March 30, 2000 the Company owed the President of the Company $16,500 in notes payable; $1,582 in accrued interest and $50,000 in accrued salaries. On May 15, 2000 the Company's Board of Directors agreed to issue 2,100,000 shares of common stock to the President in exchange for the cancellation of the $16,500 of notes payable and $25,500 of accrued management fee and interest expense. Prior to May 15, 2000 the stock last traded for $0.02 per shares on April 4, 2000.

                                INDEX TO EXHIBITS



SK#



3.1     Articles of Incorporation*

3.2     Certificate of Amendment*

3.3     Bylaws*

10.1    Universal Alliance, Inc. Loan Agreements*

27.1    Financial Data Schedule*

99.1    Additional Exhibit*




* Previously filed with Form 10SB

                                       37